UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41634

HUB Cyber Security Ltd.

Not Applicable

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

+972-3-924-4074

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

CONTENTS

Entry into Agreement for the Sale of the QPoint Group

On August 4, 2026, Hub Cyber Security Ltd. (the “Company”) entered into a share purchase agreement (the “Agreement”) with Martens Computer Consultants Ltd. and Malam Training Ltd. (collectively, the “Purchaser” or “Malam Team”), pursuant to which the Company agreed to sell to the Purchaser 100% of the issued and outstanding share capital of the QPoint Group (as defined below), on a fully diluted basis, free and clear of any liens (the “Transaction”).

The QPoint Group consists of QPoint Technologies Ltd. (“QPoint”), Aginix Engineering and Project Management Ltd., QPoint Solutions Ltd., Sensecom Consulting and Project Management Ltd., and Integral Telemanagement Services Ltd. (collectively with QPoint, the “QPoint Group”). The total consideration for the Transaction is based on a multiple of 2x the agreed gross profit for fiscal year 2025 for the QPoint Group, amounting to approximately NIS 13.2 million ($4.3 million), reflecting a purchase price of approximately NIS 26.5 million ($8.7 million) (the “Consideration”). The QPoint Group is being sold on a cash-free and debt-free basis, and the Company is required to ensure that the shareholders’ equity and net cash of the QPoint Group are positive at closing.

The closing of the Transaction is subject to customary closing conditions, including, among others: (i) merger clearance from the Israel Competition Authority; (ii) a non-negative net cash position of the QPoint Group; (iii) removal of existing pledges on the shares of the QPoint Group; (iv) the absence of any law, court order, or injunction preventing the execution of the Transaction; and (v) obtaining necessary change of control consents from certain third parties and banks. The closing date is currently set as the seventh working day following the Israel Competition Authority’s clearance of the Transaction. The Consideration is payable at closing, subject to applicable withholding tax arrangements.

The Agreement contains customary representations and warranties by the Company regarding the QPoint Group. The Company has agreed to indemnify the Purchaser for direct damages resulting from any misrepresentation or material breach of the representations included in the Agreement, subject to a 24-month survival period from the closing date. To guarantee the indemnification obligations in the Agreement, portions of the Consideration will be held by a third-party trustee for certain periods of time following the closing. The Company has also agreed to non-competition and non-solicitation undertakings with respect to employees and customers of the QPoint Group for a period of three years following closing.

The divestiture is a key component of the Company’s proactive plan to strengthen its balance sheet and reduce debt. The proceeds from the sale are intended to be applied toward the repayment of substantially all of the debt currently secured by the shares of QPoint.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a convenience translation of which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The representations and warranties contained in the Agreement were made solely for the benefit of the parties to such agreement and for purposes of allocating contractual risk between them, rather than to establish matters as facts. Such representations and warranties were made only as of specified dates and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of such agreement, including qualifications set forth in confidential disclosure schedules exchanged between the parties, standards of materiality that may differ from those applicable to investors, and contractual standards of knowledge. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the representations and warranties in the Agreement should not be relied upon as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates.

On August 4, 2026, the Company issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act , or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	English Translation of Share Purchase Agreement, dated August 4, 2026, by and among Hub Cyber Security Ltd., Malam Team and the QPoint Group
99.2	Press Release dated August 4, 2026, announcing the entry into the Agreement for the sale of the QPoint Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: August 4, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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